
10035175

SECURITIES AND EXCHANGE COMMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52947 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal Street

(No. and Street)

| Boston | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BRIGGS 617-267-0600

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE J. ROBERTS, CPA, PC

(Name – *if individual, state last, first, middle name*)

| 65 Walnut Street, Suite 302 | Wellesley Hills | MA | 02481 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: none RB



JOSEPHINE WIRIADJAJA
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 6, 2015

Signature

Chief Financial Officer

Title

2/25/2010

Notary Public 02/25/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Consilium Partners LLC – 2009 Annual Audit

**SEC File Number: 8-52947** **Firm ID: 104486**

## Item (B)

Statement of Financial Condition

**CONSILIUM PARTNERS LLC**

Balance Sheets
December 31, 2009 and 2008

Assets

| | 2009 | 2008 |
|---|---|---|
| Current assets: | | |
| Cash | $ 56,146 | $ 399,368 |
| Accounts receivable | 26,000 | 26,053 |
| Prepaid expenses | 2,211 | 19,698 |
| Total current assets | 84,357 | 445,119 |
| Property and equipment, at cost: | | |
| Equipment | 73,882 | 73,882 |
| Leasehold improvements | 4,558 | 4,558 |
| Furniture and fixtures | 22,247 | 22,247 |
| | 100,687 | 100,687 |
| Less: accumulated depreciation | 91,708 | 87,610 |
| Net property and equipment | 8,979 | 13,077 |
| Other assets: | | |
| Rental deposits | 17,997 | 17,719 |
| Total assets | $ 111,333 | $ 475,915 |

See accompanying notes to financial statements
and independent auditor's report.

**CONSILIUM PARTNERS LLC**

Balance Sheets
December 31, 2009 and 2008

Liabilities and Members' Equity

| | 2009 | 2008 |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 27,426 | 64,697 |
| Members tax distribution payable | ---- | 140,000 |
| Total current liabilities | 27,426 | 204,697 |
| Commitments | | |
| Members' equity: | | |
| Members' equity | 83,907 | 271,218 |
| Total liabilities and stockholder's equity members' equity | $ 111,333 | $ 475,915 |

See accompanying notes to financial statements
and independent auditor's report.

## Item (C)

Statement of Income (Loss)

**CONSILIUM PARTNERS LLC**

Statements of Income and Members' Equity
Years ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Revenues: | | |
| Consulting fees | $ 136,000 | $ 2,369,503 |
| Reimbursed expenses | ---- | ---- |
| Total revenues | 136,000 | 2,369,503 |
| Cost and expenses: | | |
| Sales and marketing | 25,563 | 46,154 |
| General and administrative | 195,084 | 287,833 |
| Guaranteed payments to partners | 94,450 | 1,707,924 |
| Total costs and expenses | 315,097 | 2,041,911 |
| Income (loss) from operations | (179,097) | 327,592 |
| Other income: | | |
| Interest income | 2,393 | 4,373 |
| Net income (loss) | (176,704) | 331,965 |
| Balance beginning of year | 271,218 | 125,753 |
| Members tax distribution | (11,607) | (140,000) |
| Member contributions/(redemptions) | 1,000 | (46,500) |
| Balance end of year | $ 83,907 | $ 271,218 |

See accompanying notes to financial statements
and independent auditor's report.

## Item (D)

Statement of Changes in Financial Condition

## CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ (176,704) | $ 331,965 |
| Adjustments to reconcile net income (loss) to net cash used by operating activities: | | |
| Depreciation | 4,099 | 2,781 |
| Changes in: | | |
| Accounts receivable | 53 | (5,826) |
| Prepaid expenses | 17,488 | (18,296) |
| Rental deposits | (278) | (384) |
| Accounts payable | (37,273) | 54,825 |
| Guaranteed payments payable | ---- | (10,500) |
| Net cash provided by (used by) operating activities | (192,615) | 354,565 |
| Cash flows from investing activities: | | |
| Purchase of property and equipment | ---- | (4,202) |
| Net cash used by investing activities | ---- | (4,202) |
| Cash flow from financing activities: | | |
| Members' tax distribution | (151,607) | ---- |
| Capital contributions | 1,000 | (46,500) |
| Net cash provided by financing activities | (150,607) | (46,500) |
| Increase (decrease) in cash | (343,222) | 303,863 |
| Cash at beginning of year | 399,368 | 95,505 |
| Cash at end of year | $ 56,146 | $ 399,368 |

See accompanying notes to financial statements
and independent auditor's report.

## Item (E)

Statement of Changes in Partners' Capital

**CONSILIUM PARTNERS LLC**

Statements of Income and Members' Equity
Years ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Revenues: | | |
| Consulting fees | $ 136,000 | $ 2,369,503 |
| Reimbursed expenses | ---- | ---- |
| Total revenues | 136,000 | 2,369,503 |
| Cost and expenses: | | |
| Sales and marketing | 25,563 | 46,154 |
| General and administrative | 195,084 | 287,833 |
| Guaranteed payments to partners | 94,450 | 1,707,924 |
| Total costs and expenses | 315,097 | 2,041,911 |
| Income (loss) from operations | (179,097) | 327,592 |
| Other income: | | |
| Interest income | 2,393 | 4,373 |
| Net income (loss) | (176,704) | 331,965 |
| Balance beginning of year | 271,218 | 125,753 |
| Members tax distribution | (11,607) | (140,000) |
| Member contributions/(redemptions) | 1,000 | (46,500) |
| Balance end of year | $ 83,907 | $ 271,218 |

See accompanying notes to financial statements
and independent auditor's report.

## Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

***(Not applicable)***

**Item (G)**

Computation of Net Capital

CONSILIUM PARTNERS LLC
AUDITED COMPUTATION OF NET CAPITAL
12/31/2009

| | | |
|---|---|---|
| Members' Equity (per balance sheet) | | $ 83,907 |
| Less nonqualified assets: | | |
| Accounts receivable | $ 26,000 | |
| Prepaid expenses | 2,211 | |
| Net property and equipment | 8,979 | |
| Rental deposits | 17,997 | |
| | | 55,187 |
| CD Forfiet on early redemption | | 78 |
| Net Capital | | $ 28,642 |

N.B.-The above was prepared and audited by George J. Roberts. CPA, PC.
In accordance with Sec. 240. 15c3-1

There were no material inadequacies or differences noted between the client's calculation and the audited calculation above

## Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

***(Not applicable)***

CONSILIUM PARTNERS LLC
CUSTOMER PROTECTION-RESERVES
12/31/2009

The broker/dealer(Consilium Partners LLC) is deemed exempt from the provisions of section 240. 15c3-3(Customer Protection-reserves and custody of securities).

The organization carries out no margin accounts and did not receive any funds from customers with their activities as a broker/dealer in connection with the sale, purchase, and or redemption of securities.

The organization did not hold funds or securities for, or owe money or securities to customers at any point during the year. The only funds received by the broker/dealer from customers were direct consulting and management fees based on signed contracts with the customer.

**Consilium Partners LLC – 2009 Annual Audit**

**SEC File Number: 8-52947** **Firm ID: 104486**

## Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

***(Not applicable)***

## Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhbit A of Rule 15c3-3

*(Not applicable)*

## Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

***(Not applicable)***

**Consilium Partners LLC – 2009 Annual Audit**

**SEC File Number: 8-52947** **Firm ID: 104486**

## Item (L)

An Oath or Affirmation

**Consilium Partners LLC – 2009 Annual Audit**

**SEC File Number: 8-52947** **Firm ID: 104486**

**Item (M)**

Copy of the SIPC Supplemental Report

***(Not required as per NASD Regulation letter dated January 4, 2002)***

## Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***(None reported)***



George J. Roberts, CPA, PC

65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047
george.roberts@ingle-cpa.com · www.ingle-cpa.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Partners
Consilium Partners LLC
Boston, Massachusetts

I have audited the accompanying balance sheet of Consilium Partners LLC as of December 31, 2009 and 2008 and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George J. Roberts CPA

GEORGE J. ROBERTS CPA, P.C.
Wellesley, Massachusetts

February 25, 2010

## Consilium Partners LLC – 2009 Annual Audit

**SEC File Number: 8-52947** **Firm ID: 104486**

# CONSILIUM PARTNERS LLC

Financial Statements

and

Auditor's Report

December 31, 2009 and 2008

TABLE OF CONTENTS



65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047
george.roberts@ingle-cpa.com · www.ingle-cpa.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Partners
Consilium Partners LLC
Boston, Massachusetts

I have audited the accompanying balance sheet of Consilium Partners LLC as of December 31, 2009 and 2008 and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George J. Roberts, CPA

GEORGE J. ROBERTS CPA, P.C.
Wellesley, Massachusetts

February 25, 2010

## CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2009 and 2008

Assets

| | 2009 | 2008 |
|---|---|---|
| Current assets: | | |
| Cash | $ 56,146 | $ 399,368 |
| Accounts receivable | 26,000 | 26,053 |
| Prepaid expenses | 2,211 | 19,698 |
| Total current assets | 84,357 | 445,119 |
| Property and equipment, at cost: | | |
| Equipment | 73,882 | 73,882 |
| Leasehold improvements | 4,558 | 4,558 |
| Furniture and fixtures | 22,247 | 22,247 |
| | 100,687 | 100,687 |
| Less: accumulated depreciation | 91,708 | 87,610 |
| Net property and equipment | 8,979 | 13,077 |
| Other assets: | | |
| Rental deposits | 17,997 | 17,719 |
| Total assets | $ 111,333 | $ 475,915 |

See accompanying notes to financial statements
and independent auditor's report.

## CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2009 and 2008

Liabilities and Members' Equity

| | 2009 | 2008 |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 27,426 | 64,697 |
| Members tax distribution payable | ---- | 140,000 |
| Total current liabilities | 27,426 | 204,697 |
| Commitments | | |
| Members' equity: | | |
| Members' equity | 83,907 | 271,218 |
| Total liabilities and stockholder's equity members' equity | $ 111,333 | $ 475,915 |

See accompanying notes to financial statements
and independent auditor's report.

**CONSILIUM PARTNERS LLC**

Statements of Income and Members' Equity
Years ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Revenues: | | |
| Consulting fees | $ 136,000 | $ 2,369,503 |
| Reimbursed expenses | ---- | ---- |
| Total revenues | 136,000 | 2,369,503 |
| Cost and expenses: | | |
| Sales and marketing | 25,563 | 46,154 |
| General and administrative | 195,084 | 287,833 |
| Guaranteed payments to partners | 94,450 | 1,707,924 |
| Total costs and expenses | 315,097 | 2,041,911 |
| Income (loss) from operations | (179,097) | 327,592 |
| Other income: | | |
| Interest income | 2,393 | 4,373 |
| Net income (loss) | (176,704) | 331,965 |
| Balance beginning of year | 271,218 | 125,753 |
| Members tax distribution | (11,607) | (140,000) |
| Member contributions/(redemptions) | 1,000 | (46,500) |
| Balance end of year | $ 83,907 | $ 271,218 |

See accompanying notes to financial statements
and independent auditor's report.

**CONSILIUM PARTNERS LLC**

Statements of Cash Flows
Years ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ (176,704) | $ 331,965 |
| Adjustments to reconcile net income (loss) to net cash used by operating activities: | | |
| Depreciation | 4,099 | 2,781 |
| Changes in: | | |
| Accounts receivable | 53 | (5,826) |
| Prepaid expenses | 17,488 | (18,296) |
| Rental deposits | (278) | (384) |
| Accounts payable | (37,273) | 54,825 |
| Guaranteed payments payable | ---- | (10,500) |
| Net cash provided by (used by) operating activities | (192,615) | 354,565 |
| Cash flows from investing activities: | | |
| Purchase of property and equipment | ---- | (4,202) |
| Net cash used by investing activities | ---- | (4,202) |
| Cash flow from financing activities: | | |
| Members' tax distribution | (151,607) | ---- |
| Capital contributions | 1,000 | (46,500) |
| Net cash provided by financing activities | (150,607) | (46,500) |
| Increase (decrease) in cash | (343,222) | 303,863 |
| Cash at beginning of year | 399,368 | 95,505 |
| Cash at end of year | $ 56,146 | $ 399,368 |

See accompanying notes to financial statements
and independent auditor's report.

Note 1 - Business activity.

Consilium Partners LLC (Limited Liability Company) is a Boston-based investment banking firm providing a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services.

Note 2 - Summary of significant accounting policies.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for its integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

Revenue recognition:

Advisory revenue is recognized in two phases of the Company's engagements. The first phase is the retainer fee to start the engagement. The second phase is the consulting and execution process, in which the engagement is completed.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months to be cash equivalents.

The Company deposits the majority of its cash in one commercial bank. From time to time, cash balances in this account exceed federally-insured limits.

## CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2009 and 2008

Note 2 - continued.

Accounts receivable:

At December 31, 2009 and 2008, the Company provided for an allowance for doubtful accounts receivable of $0. The Company believes that the receivables are fully collectable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight line method for financial reporting and the modified accelerated cost recovery method for income tax purposes. The estimated useful lives are as follows:

| | |
|---|---|
| Furniture and fixtures | 5 years |
| Equipment | 5 years |
| Leasehold improvements | 3 years |

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $4,099 and $2,780 for the years ended December 31, 2009 and 2008.

Marketing and advertising:

The Company's policy is to expense marketing and advertising costs as the costs are incurred. Marketing expense amounted to $14,295 and $30,058 for the years ended December 31, 2009 and 2008.

Income taxes:

The Company is treated as a partnership for income tax purposes. The Company's net revenue is allocated to the members based on the Company's operating agreement and taxed on their respective returns. As a result, no income tax expense has been recorded on the financial statements.

**CONSILIUM PARTNERS LLC**

Notes to Financial Statements
December 31, 2009 and 2008

Note 3 - Commitments.

The Company leases office facilities in Boston under a lease expiring March 31, 2010 for an annual rent of $100,035 subject to annual tax, maintenance and operations expense escalations. Rent expense amounted to $ 109,473 and $106,602 for 2009 and 2008, respectively.

Minimum lease payments are as follows:

| | |
|---|---|
| 2010 | 25,009 |
| Total | $ 25,009 |

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements. As of December 31, 2009 and 2008, a payable of $17,500 and $53,500 was accrued relative to income collected and receivables billed but not paid to the partners.

Note 5 - Supplemental cash flow information.

Cash paid for interest and income taxes for the years ended December 31, 2009 and 2008 are as follows:

| | 2009 | 2008 |
|---|---|---|
| Interest paid | $ 23 | $ ---- |
| Income taxes | $ ---- | $ ---- |

See independent auditor's report.

**CONSILIUM PARTNERS LLC**

Supplementary Information
December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Sales and marketing: | | |
| Meals and entertainment | $ 5,126 | $ 11,348 |
| Travel | 6,142 | 4,748 |
| Marketing | 14,295 | 30,058 |
| Total sales and marketing | $ 25,563 | $ 46,154 |

| | 2009 | 2008 |
|---|---|---|
| General and administrative: | | |
| Rent | $ 109,473 | $ 106,602 |
| Payroll | 31,561 | 104,794 |
| Payroll taxes | 3,619 | 9,777 |
| Professional services | 9,275 | 9,250 |
| Office supplies | 6,160 | 10,199 |
| Dues and subscriptions | 1,845 | 9,316 |
| Depreciation | 4,099 | 2,780 |
| Telephone | 5,227 | 5,994 |
| Outside services | 9,245 | 11,474 |
| Donations | ---- | 95 |
| Insurance | 3,988 | 7,253 |
| Licenses and permits | 4,139 | 450 |
| Miscellaneous | 6,049 | 9,242 |
| Postage and delivery | 404 | 607 |
| Total general and administrative | $ 195,084 | $ 287,833 |

See accompanying notes to financial statements
and independent auditor's report.